UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________________________________________________
FORM 6-K
  ___________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2024
Commission file number 1-33867
  ___________________________________________________________
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
  ___________________________________________________________
2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM12, Bermuda
(Address of principal executive office)
  ___________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

TEEKAY TANKERS LTD.
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2024

PART I – FINANCIAL INFORMATION
ITEM 1 – FINANCIAL STATEMENTS
TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. Dollars, except share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	$	$	$	$

Voyage charter revenues (note 3)	231,665	274,774	848,580	1,019,484
Time-charter revenues (note 3)	8,184	8,119	18,355	23,124
Other revenues (note 3)	3,429	2,965	11,276	8,553
Total revenues	243,278	285,858	878,211	1,051,161

Voyage expenses (note 7)	(93,984)	(113,274)	(310,612)	(355,543)
Vessel operating expenses (note 11b)	(38,091)	(36,366)	(113,942)	(112,348)
Time-charter hire expenses (note 6)	(18,465)	(19,378)	(57,651)	(51,014)
Depreciation and amortization	(23,445)	(24,565)	(69,136)	(72,924)
General and administrative expenses (notes 10 and 11b)	(10,876)	(10,700)	(38,678)	(35,087)
Gain on sale of vessel (note 12)	—	—	11,601	—
Restructuring charges (note 13)	(5,952)	—	(5,952)	(1,248)
Income from operations	52,465	81,575	293,841	422,997

Interest expense	(825)	(6,440)	(6,670)	(23,565)
Interest income	5,772	3,119	16,972	7,120
Realized and unrealized gain on derivative instruments (note 8)	—	—	—	449
Equity (loss) income	(121)	666	2,152	2,916
Other income (expense) (note 14)	942	(82)	1,628	(65)
Net income before income tax	58,233	78,838	307,923	409,852
Income tax recovery (expense) (note 15)	582	2,528	2,633	(7,875)
Net income	58,815	81,366	310,556	401,977

Per common share amounts (note 16)
- Basic earnings per share	$1.70	$2.38	$9.03	$11.77
- Diluted earnings per share	$1.69	$2.35	$8.95	$11.63
- Cash dividends declared	$0.25	$0.25	$2.75	$1.50

Weighted-average number of Class A and Class B common shares outstanding (note 16)
- Basic	34,496,757	34,201,415	34,381,247	34,145,219
- Diluted	34,765,008	34,571,439	34,706,817	34,552,933

Related party transactions (note 11)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars)

	As at	As at
	September 30, 2024	December 31, 2023
	$	$
ASSETS
Current
Cash and cash equivalents	462,851	365,251
Restricted cash – current (note 17)	667	691
Accounts receivable, net of allowance of $4.7 million (2023 - $5.6 million)	79,576	99,940
Assets held for sale	37,239	11,910
Due from affiliates (note 11c)	83	130
Bunker and lube oil inventory	45,440	53,219
Prepaid expenses	10,000	12,332
Accrued revenue	46,394	70,026
Other current assets (note 4)	4,908	—
Total current assets	687,158	613,499
Vessels and equipment
At cost, less accumulated depreciation of $553.4 million (2023 - $440.9 million)	1,151,862	929,237
Vessels related to finance leases, at cost, less accumulated depreciation of $nil (2023 - $92.4 million) (note 6)	—	228,973
Operating lease right-of-use assets (note 6)	53,999	76,314
Total vessels and equipment	1,205,861	1,234,524
Investment in and advances to equity-accounted joint venture	15,382	15,731
Other non-current assets	5,037	6,656
Intangible assets at cost, less accumulated amortization of $5.3 million (2023 - $5.0 million) (note 4)	390	658
Goodwill	2,426	2,426
Total assets	1,916,254	1,873,494
LIABILITIES AND EQUITY
Current
Accounts payable	21,217	29,872
Accrued liabilities (notes 7 and 9)	45,069	43,715
Current obligations related to finance leases (note 6)	—	20,517
Current portion of operating lease liabilities (note 6)	27,646	35,882
Due to affiliates (note 11c)	2,886	5,013
Other current liabilities (note 3)	4,275	4,289
Total current liabilities	101,093	139,288
Long-term obligations related to finance leases (note 6)	—	119,082
Long-term operating lease liabilities (note 6)	26,354	40,432
Other long-term liabilities (note 15)	43,869	48,907
Total liabilities	171,316	347,709
Commitments and contingencies (notes 5, 6, 8 and 9)
Equity
Common shares and additional paid-in capital (585.0 million shares authorized, 29.7 million Class A and 4.6 million Class B shares issued and outstanding as of September 30, 2024, and 585.0 million shares authorized, 29.5 million Class A and 4.6 million Class B shares issued and outstanding as at December 31, 2023) (note 10)	1,309,252	1,305,764
Accumulated surplus	435,686	220,021
Total equity	1,744,938	1,525,785
Total liabilities and equity	1,916,254	1,873,494
Subsequent events (note 19)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2024	2023
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	310,556	401,977
Non-cash items:
Depreciation and amortization	69,136	72,924
Gain on sale of vessel (note 12)	(11,601)	—
Unrealized loss on derivative instruments (note 8)	—	3,709
Equity income	(2,152)	(2,916)
Income tax (recovery) expense	(3,452)	6,566
Other	9,647	4,013
Change in operating assets and liabilities	31,843	13,651
Expenditures for dry docking	(19,633)	(6,209)
Net operating cash flow	384,344	493,715

FINANCING ACTIVITIES
Proceeds from short-term debt	—	50,000
Prepayments of short-term debt	—	(50,000)
Proceeds from long-term debt (note 5)	—	1,000
Issuance costs related to long-term debt (note 5)	—	(4,536)
Prepayments of long-term debt (note 5)	—	(1,000)
Scheduled repayments of obligations related to finance leases (note 6)	(5,213)	(28,900)
Prepayment of obligations related to finance leases (note 6)	(136,955)	(364,201)
Issuance of common shares upon exercise of stock options	2,858	—
Cash dividends paid	(94,230)	(50,995)
Other	(4,103)	(2,386)
Net financing cash flow	(237,643)	(451,018)

INVESTING ACTIVITIES
Proceeds from sale of vessel (note 12)	23,425	—
Expenditures for vessels and equipment	(4,546)	(5,975)
Loan repayments from equity-accounted joint venture	2,500	3,900
Vessel acquisition	(70,504)	—
Net investing cash flow	(49,125)	(2,075)

Increase in cash, cash equivalents and restricted cash	97,576	40,622
Cash, cash equivalents and restricted cash, beginning of the period	365,942	187,361
Cash, cash equivalents and restricted cash, end of the period	463,518	227,983
Supplemental cash flow information (note 17)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands of U.S. Dollars, except share amounts)

	Common Shares and Additional Paid-in Capital
	Thousands of Common Shares #	Class A Common Shares $	Class B Common Shares $	Accumulated Surplus $	Total $
Balance as at December 31, 2023	34,093	1,217,232	88,532	220,021	1,525,785
Net income	—	—	—	144,771	144,771
Dividends declared	—	—	—	(8,623)	(8,623)
Equity-based compensation	165	3,334	—	—	3,334
Balance as at March 31, 2024	34,258	1,220,566	88,532	356,169	1,665,267
Net income	—	—	—	106,970	106,970
Dividends declared	—	—	—	(77,637)	(77,637)
Equity-based compensation	60	1,343	—	—	1,343
Balance as at June 30, 2024	34,318	1,221,909	88,532	385,502	1,695,943
Net income	—	—	—	58,815	58,815
Dividends declared	—	—	—	(8,631)	(8,631)
Equity-based compensation	38	(1,189)	—	—	(1,189)
Balance as at September 30, 2024	34,356	1,220,720	88,532	435,686	1,744,938

	Common Shares and Additional Paid-in Capital
	Thousands of Common Shares #	Class A Common Shares $	Class B Common Shares $	Accumulated (Deficit) Surplus $	Total $
Balance as at December 31, 2022	33,939	1,215,078	88,532	(233,604)	1,070,006
Net income	—	—	—	169,368	169,368
Equity-based compensation	20	901	—	—	901
Balance as at March 31, 2023	33,959	1,215,979	88,532	(64,236)	1,240,275
Net income	—	—	—	151,243	151,243
Dividends declared	—	—	—	(42,890)	(42,890)
Equity-based compensation	88	161	—	—	161
Balance as at June 30, 2023	34,047	1,216,140	88,532	44,117	1,348,789
Net income	—	—	—	81,366	81,366
Dividends declared	—	—	—	(8,569)	(8,569)
Equity-based compensation	33	129	—	—	129
Balance as at September 30, 2023	34,080	1,216,269	88,532	116,914	1,421,715
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

1.Basis of Presentation
The unaudited interim consolidated financial statements (or unaudited consolidated financial statements) have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These unaudited consolidated financial statements include the accounts of Teekay Tankers Ltd. (or Teekay Tankers), which is incorporated under the laws of Bermuda, its wholly-owned subsidiaries and equity-accounted joint venture (collectively, the Company).

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023, filed on Form 20-F with the U.S. Securities and Exchange Commission (or the SEC) on March 15, 2024. In the opinion of management, these unaudited consolidated financial statements reflect all normal recurring adjustments necessary to present fairly, in all material respects, the Company’s unaudited consolidated financial position, results of operations, cash flows and changes in equity for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Intercompany balances and transactions have been eliminated upon consolidation. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
On October 1, 2024, Teekay Tankers transferred its legal domicile by changing its jurisdiction of incorporation from the Republic of the Marshall Islands to Bermuda. Following the redomiciliation, Teekay Tankers is registered with the Bermuda Registrar of Companies as an exempted company.
As of January 1, 2024, the European Union (or EU) expanded the existing European Union Emissions Trading System (or EU ETS) to the maritime industry. Under the EU ETS requirements, the Company acquires EU allowances (or EUAs) related to greenhouse gas emissions from its vessels and those third-party vessels subject to revenue sharing agreements (or RSAs) that trade to, from, and within the EU and European Economic Area. These EUAs are recorded as intangible assets which are presented as other current assets in the unaudited consolidated balance sheet as at September 30, 2024, as they will be surrendered within one year from the balance sheet date (see note 4). The Company classifies these EUAs as indefinite-lived intangible assets, which are not subject to amortization, and they are evaluated for impairment annually and whenever events and changes in circumstances indicate that the value of the assets may be impaired. In addition, the Company has recorded an obligation related to its emissions level for the nine months ended September 30, 2024, as part of accrued liabilities in the unaudited consolidated balance sheet as at September 30, 2024 (see note 7), and voyage expenses in the unaudited consolidated statements of income for the three and nine months ended September 30, 2024. The measurement of both the accrued liability and voyage expenses is determined on a first-in, first-out method based on the cost of the EUAs that are acquired by the Company. If the Company has insufficient EUAs to cover emissions of its vessels and third-party vessels subject to RSAs, an accrual representing the difference between the total emissions liability and the carrying value of the EUAs held will be recorded based on the fair market value of an EUA that is traded on a regulated energy exchange at the end of the reporting period. The Company is required to surrender EUAs through its Union Registry account in September 2025 to cover its vessels' annual emissions for the year ending December 31, 2024.
2.    Recent Accounting Pronouncements
In November 2023, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2023-07, Segment Reporting - Improvements to Reportable Segment Disclosures (or ASU 2023-07). ASU 2023-07 introduced updates for how significant segment expense categories and amounts for each reportable segment are disclosed. A significant segment expense is defined as an expense that is:
a.Significant to the segment,
b.Regularly provided to or easily computed from information regularly provided to the chief operating decision maker, and
c.Included in the reported measure of segment profit or loss.

This additional disclosure for segmented reporting is intended to provide additional information to financial statement users as now expenses such as direct expenses, shared expenses, allocated corporate overhead, or significant interest expense need to be disaggregated and reported separately for each segment. ASU 2023-07 is effective for public entities for fiscal years beginning after December 15, 2023 and interim periods in fiscal years beginning after December 15, 2024, and early adoption is permitted. Upon adoption, a public entity will adopt the ASU as of the beginning of the earliest period presented. The Company will adopt this standard starting with its annual financial statements as at and for the year ending December 31, 2024. The adoption of ASU 2023-07 is not expected to have a significant impact on the Company’s consolidated financial statements and related disclosures.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
In December 2023, the FASB issued Accounting Standards Update 2023-09, Improvements to Income Tax Disclosures (or ASU 2023-09), which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. This additional disclosure is intended to provide additional information and transparency of income tax disclosures by providing consistent categories and greater disaggregation of information in the rate reconciliation, as well as income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted and should be applied prospectively, with retrospective application permitted. The Company expects to adopt this standard in its annual period beginning fiscal year 2025. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
3.    Revenue
The Company’s primary source of revenue is from chartering its vessels (Suezmax tankers, Aframax tankers and Long Range 2 (or LR2) tankers) to its customers. The Company utilizes two primary forms of contracts, consisting of voyage charters and time charters.

The extent to which the Company employs its vessels on voyage charters versus time charters is dependent upon the Company’s chartering strategy and the availability of time charters. Spot market rates for voyage charters are volatile from period to period, whereas time charters provide a stable source of monthly revenue. The Company also provides ship-to-ship (or STS) support services, which include managing the process of transferring cargo between seagoing ships positioned alongside each other, as well as management services to third-party owners of vessels. For descriptions of these types of contracts, see "Item 18 – Financial Statements: Note 3" in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2023.

The following table contains a breakdown of the Company's revenue by contract type for the three and nine months ended September 30, 2024 and September 30, 2023. The Company’s lease income consists of the revenue from its voyage charters and time charters.

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Voyage charter revenues
Suezmax	114,111	136,500	431,355	527,991
Aframax / LR2	114,098	128,263	380,996	432,591
Full service lightering	3,456	10,011	36,229	58,902
Total	231,665	274,774	848,580	1,019,484

Time-charter revenues
Suezmax	3,654	3,657	10,777	10,717
Aframax / LR2	4,530	4,462	7,578	12,407
Total	8,184	8,119	18,355	23,124

Other revenues
Ship-to-ship support services	2,831	2,054	8,558	5,312
Vessel management	598	911	2,718	3,241
Total	3,429	2,965	11,276	8,553

Total revenues	243,278	285,858	878,211	1,051,161
Charters-out
As at September 30, 2024, two (December 31, 2023 - two) of the Company’s vessels operated under fixed-rate time-charter contracts, which are scheduled to expire in February 2025 and May 2025, respectively. As at September 30, 2024, the minimum scheduled future revenues to be received by the Company under time charters then in place were approximately $9.4 million (remainder of 2024), $17.3 million (2025), $8.0 million (2026), $8.0 million (2027), $8.0 million (2028) and $2.6 million (thereafter) (December 31, 2023 - $12.1 million (2024)), including one further time charter-out contract that was entered into by the Company in September 2024 for a bunker tanker that the Company has agreed to bareboat-in for four and a half years following its delivery to the Company, which is expected to occur in the fourth quarter of 2024. The hire payments should not be construed to reflect a forecast of total charter hire revenue for any

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
of the periods. Future hire payments do not include any hire payments generated from new contracts entered into after September 30, 2024 or from variable consideration, if any, under contracts. In addition, future hire payments presented above have been reduced by estimated off-hire time for required periodic maintenance and do not reflect the impact of any applicable revenue sharing arrangements whereby time-charter revenues are shared with other revenue sharing arrangement participants. Actual amounts may vary given future events such as unplanned vessel maintenance.

Contract Liabilities
As at September 30, 2024, the Company had $3.3 million (December 31, 2023 - $3.4 million) of advanced payments recognized as contract liabilities that are expected to be recognized as time-charter revenues or voyage charter revenues in subsequent periods and which are included in other current liabilities in the Company's unaudited consolidated balance sheets.
4.    Intangible Assets
As part of the EU ETS requirements as described in note 1, during the nine months ended September 30, 2024, the Company acquired EUAs for $4.9 million, which were recorded as indefinite-lived intangible assets. As at September 30, 2024, these intangible assets are presented as other current assets in the unaudited consolidated balance sheet as the EUAs will be surrendered within one year from the balance sheet date.

The carrying amount of intangible assets, excluding EUAs, is as follows:

	As at
	September 30, 2024	December 31, 2023
	$	$
Customer relationships At cost of $5.7 million, less accumulated amortization of $5.3 million (2023 - cost of $5.7 million, less accumulated amortization of $5.0 million) (1)	390	658
(1)The customer relationships are being amortized over a weighted average amortization period of 10 years. Amortization of the customer relationships for the three and nine months ended September 30, 2024 was $0.1 million and $0.3 million (2023 - $0.1 million and $0.3 million), respectively. Amortization of the customer relationships for the remaining years subsequent to September 30, 2024 is expected to be $0.1 million (remainder of 2024) and $0.3 million (2025).
5.    Long-Term Debt
As at September 30, 2024, the Company had one revolving credit facility (or the 2023 Revolver), which, as at such date, provided for aggregate borrowings of up to $287.9 million (December 31, 2023 - $321.8 million), of which $287.9 million (December 31, 2023 - $321.8 million) was undrawn. The 2023 Revolver matures in May 2029, and interest payments are based on the Secured Overnight Financing Rate (or SOFR) plus a margin of 2.0%. As of September 30, 2024, the total amount available under the 2023 Revolver was scheduled to decrease by $33.9 million (remainder of 2024), $67.8 million (2025), $66.4 million (2026), $55.0 million (2027), $43.3 million (2028) and $21.5 million (thereafter). As of September 30, 2024, the 2023 Revolver is collateralized by 19 of the Company's vessels, together with other related security.

The 2023 Revolver requires the Company to maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility. This requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should this ratio drop below the required amount, the lenders may request that the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As at September 30, 2024, the hull coverage ratio was not applicable due to no balance being drawn. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5% of the Company's total consolidated debt. As at September 30, 2024, the Company was in compliance with all covenants in respect of the 2023 Revolver.

The interest rate on the Company’s long-term debt facility as at September 30, 2024 was 6.8% (December 31, 2023 - 7.4%).
6.    Operating Leases and Obligations Related to Finance Leases
Operating Leases

The Company charters-in vessels from other vessel owners on time charter-in contracts, whereby the vessel owner provides use and technical operation of the vessel for the Company, and also on bareboat-in contracts, whereby the registered owner provides the vessel to the Company during which the Company is entirely responsible for the operation of the vessel including technical services and the crew required for operation. Time charter-in contracts and bareboat-in contracts are typically for a fixed period of time, although in certain cases the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. With regards to time charter-in contracts, the Company is generally not required to pay the daily hire rate during periods the vessel is not able to operate, whereas this does not generally apply to bareboat-in contracts.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
As at September 30, 2024, minimum commitments to be incurred by the Company under time charter-in contracts and bareboat-in contracts were approximately $16.0 million (remainder of 2024), $43.4 million (2025), $21.1 million (2026), $13.5 million (2027), $8.5 million (2028) and $7.4 million (thereafter), including one bareboat contract that was entered into by the Company in September 2024 for a chartered-in bunker tanker that is expected to deliver to the Company in the fourth quarter of 2024.
Obligations Related to Finance Leases

	As at	As at
	September 30, 2024	December 31, 2023
	$	$
Obligations related to finance leases	—	140,811
Less: unamortized discount and debt issuance costs	—	(1,212)
Total obligations related to finance leases	—	139,599
Less: current portion	—	(20,517)
Long-term obligations related to finance leases	—	119,082
As at September 30, 2024, the Company had no remaining sale-leaseback financing transactions. The eight vessels that the Company had under sale-leaseback financing transactions as at December 31, 2023 were repurchased and delivered in March 2024 for a total cost of $137.0 million, pursuant to repurchase options under related sale-leaseback arrangements.
7.    Obligation Related to EU ETS
As part of the EU ETS requirements as described in note 1, for the nine months ended September 30, 2024, the Company recorded an obligation of $4.8 million, which was included as part of accrued liabilities in the unaudited consolidated balance sheet as at September 30, 2024. During the three and nine months ended September 30, 2024, the Company also recognized expenses of $1.5 million and $4.8 million, respectively, as part of voyage expenses in the unaudited consolidated statements of income.
8.    Derivative Instruments
Interest rate swap agreement
As deemed appropriate, the Company from time to time uses derivative instruments in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating-rate interest for a payment of fixed-rate interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. As at September 30, 2024, the Company was not committed to any interest rate swap agreements.
Forward freight agreements
As deemed appropriate, the Company from time to time uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot tanker market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized loss on derivative instruments in the Company's unaudited consolidated statements of income. As at September 30, 2024, the Company maintains restricted cash deposits relating to FFAs (see note 17); however, the Company was not committed to any FFAs.
Tabular Disclosure
Realized and unrealized gains (losses) relating to interest rate swaps and FFAs are recognized in earnings and reported in realized and unrealized gain on derivative instruments in the Company’s unaudited consolidated statements of income as follows:

	Nine months ended			Nine months ended
	September 30, 2024			September 30, 2023
	Realized Gains (Losses)	Unrealized Gains (Losses)	Total	Realized Gains (Losses)	Unrealized Losses	Total
	$	$	$	$	$	$
Interest rate swap agreement(1)	—	—	—	4,168	(3,709)	459
Forward freight agreements	—	—	—	(10)	—	(10)
	—	—	—	4,158	(3,709)	449

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
(1)In June 2023, the Company terminated its interest rate swap agreement and received a $3.2 million cash payment, which was recognized as a realized gain on derivative instruments in the Company's unaudited consolidated statement of income for the nine months ended September 30, 2023.
9.    Fair Value Measurements
For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see "Item 18 – Financial Statements: Note 10" to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2023.
The following table includes the estimated fair value, carrying value and categorization using the fair value hierarchy of those assets and liabilities that are measured at their estimated fair value on a recurring and non-recurring basis, as well as certain financial instruments that are not measured at fair value on a recurring basis.

		September 30, 2024		December 31, 2023
	Fair Value Hierarchy Level	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $
Recurring:
Cash, cash equivalents and restricted cash (note 17)	Level 1	463,518	463,518	365,942	365,942
Obligation related to EU ETS (note 7)	Level 1	(4,753)	Note (1)	—	—

Other:
Advances to equity-accounted joint venture	Level 2	380	Note (2)	2,880	Note (2)
Obligations related to finance leases, including current portion (note 6)	Level 2	—	—	(139,599)	(143,968)

(1)As part of the EU ETS requirements as described in note 1, for the nine months ended September 30, 2024, the Company recorded an obligation related to EU ETS which was included as part of accrued liabilities in the unaudited consolidated balance sheet as at September 30, 2024. This amount can include an accrual representing the difference between the total emissions liability and the carrying value of the EUAs held as at the end of the reporting period. The fair value of the accrual is estimated using the fair market value of an EUA that is traded on a regulated energy exchange at the end of the reporting period. As at September 30, 2024, no such accrual was made as the total emissions liability was less than the carrying value of the EUAs held.
(2)The advances to its equity-accounted joint venture, together with the Company’s investment in the equity-accounted joint venture, form the net aggregate carrying value of the Company’s interests in the equity-accounted joint venture in these unaudited consolidated financial statements. As at September 30, 2024 and December 31, 2023, the fair values of the individual components of such aggregate interests were not determinable.
The Company is exposed to credit loss in the event of non-performance by the financial institutions where its cash and cash equivalents are held. In order to minimize credit risk, the Company only places deposits with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent practical, cash deposits are held by and entered into with, as applicable, different counterparties to reduce concentration risk.

10.    Share Capital and Equity-Based Compensation
The authorized share capital of the Company at September 30, 2024 was 100.0 million preference shares (December 31, 2023 - 100.0 million shares), with a par value of $0.01 per share (December 31, 2023 - $0.01 per share), 485.0 million Class A common shares (December 31, 2023 - 485.0 million shares), with a par value of $0.01 per share (December 31, 2023 - $0.01 per share), and 100.0 million Class B common shares (December 31, 2023 - 100.0 million shares), with a par value of $0.01 per share (December 31, 2023 - $0.01 per share). A Class A common share entitles the holder to one vote per share while a Class B common share entitles the holder to five votes per share, subject to a 49% aggregate Class B common share voting power maximum. As of September 30, 2024, the Company had 29.7 million Class A common shares (December 31, 2023 – 29.5 million), 4.6 million Class B common shares (December 31, 2023 – 4.6 million) and no preference shares (December 31, 2023 – nil) issued and outstanding.

During the three and nine months ended September 30, 2024, the Company recognized $0.3 million and $3.1 million (2023 - $0.6 million and $2.0 million), respectively, of expenses related to restricted stock units and stock options in general and administrative expenses.
11.    Related Party Transactions
a.Currently, the Company's operations are conducted in part by its subsidiaries, which receive services from Teekay Corporation Ltd.'s (or Teekay's) wholly-owned subsidiary, Teekay Services Limited (or the Manager), and its affiliates. The Manager provides various services under a long-term management agreement (or the Management Agreement), as disclosed below. In October 2024,

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
the Company and Teekay reached an agreement to, among other things, transfer to the Company all of Teekay’s management service companies (including the Manager) not currently owned by the Company. These transactions are expected to be completed by December 31, 2024, subject to customary closing conditions (see note 19).
b.Amounts (paid) received by the Company for related party transactions for the periods indicated below were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Vessel operating expenses - technical management fee (i)	—	(168)	(155)	(504)
Strategic and administrative service fees (ii)	(8,355)	(8,554)	(29,031)	(26,543)
Technical management fee recoveries (iii)	—	143	—	293
Restructuring charges (iv) (note 13)	(5,952)	—	(5,952)	(100)
(i)The cost of ship management services provided by a third party has been presented as vessel operating expenses in the Company's unaudited consolidated statements of income. The Company paid such third-party technical management fees to the Manager in relation to certain vessels previously owned by Tanker Investments Ltd., which the Company acquired in 2017. As of the second quarter of 2024, the Company no longer receives ship management services provided by a third party under this arrangement with the Manager.
(ii)The Manager’s strategic and administrative service fees have been presented in general and administrative expenses, except for fees related to technical management services, which have been presented in vessel operating expenses in the Company’s unaudited consolidated statements of income. Currently, the Company’s executive officers are employees of Teekay or subsidiaries thereof, and their compensation (other than any awards under the Company’s long-term incentive plan) is set and paid by Teekay or such other Teekay subsidiaries. The Company currently compensates Teekay for time spent by its executive officers on the Company’s management matters through the strategic portion of the management fee.
(iii)Currently, the Company receives reimbursements from Teekay for technical management services provided by subsidiaries of the Company to Teekay. These reimbursements have been presented in general and administrative expenses in the Company's unaudited consolidated statements of income.
(iv)The Company incurred restructuring charges of $6.0 million during the three and nine months ended September 30, 2024 in relation to changes made to its senior management team, which currently is employed by Teekay. The Company incurred restructuring charges of $0.1 million during the nine months ended September 30, 2023 in relation to organizational changes made to its commercial team employed by Teekay (see note 13).
c.Currently, the Manager and other subsidiaries of Teekay collect certain cash receipts and remit payments for certain expenses incurred by the Company and its vessels. Such amounts, which are presented in the Company’s unaudited consolidated balance sheets in "due from affiliates" or "due to affiliates", as applicable, are without interest or stated terms of repayment.
12.    Vessel Sales
During the nine months ended September 30, 2024, the Company agreed to sell one Aframax / LR2 tanker and one Suezmax tanker for a combined sales price of $64.8 million, and both tankers were classified as held for sale as at September 30, 2024 (see note 19).
During the nine months ended September 30, 2024, the Company completed the sale of one Aframax / LR2 tanker for $23.5 million, with the Company recognizing a related gain on sale of $11.6 million.
13.    Restructuring Charges
During the three months ended September 30, 2024, the Company incurred restructuring charges of $6.0 million related to changes made to its senior management team.
During the nine months ended September 30, 2023, the Company incurred restructuring charges of $1.2 million related to organizational changes made to its commercial and technical operations teams.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
14.    Other Income (Expense)
The components of other income (expense) are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Foreign exchange (loss) gain	(249)	540	1,177	2,110
Other income (expense) (1)	1,191	(622)	451	(2,175)
Total	942	(82)	1,628	(65)
(1)    Includes $0.6 million and $2.6 million related to the premiums paid in relation to the repurchase of certain vessels previously under sale-leaseback arrangements during the three and nine months ended September 30, 2023.
15.    Income Tax Recovery (Expense)
The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities in the Company's unaudited consolidated balance sheets:

	Nine Months Ended September 30,
	2024 $	2023 $
Balance as at January 1	47,813	42,046
Increases for positions related to the current year	1,695	8,438
Increases for positions related to prior years	5,448	6,145
Decreases for positions taken in prior years	(3,303)	(5,155)
Decreases related to expiry of limitation period	(6,730)	(3,013)
Foreign exchange gain	(1,455)	(2,257)
Balance as at September 30	43,468	46,204
Included in the Company's current income tax recovery (expense) are provisions for uncertain tax positions relating to freight taxes. Positions relating to freight taxes can vary each year depending on the trading patterns of the Company's vessels.
The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include legal advice as to the applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.
16.    Earnings Per Share
The net income available for common shareholders and earnings per common share are presented in the table below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	$	$	$	$
Net income	58,815	81,366	310,556	401,977

Weighted average number of common shares - basic (1)	34,496,757	34,201,415	34,381,247	34,145,219
Dilutive effect of stock-based awards	268,251	370,024	325,570	407,714
Weighted average number of common shares - diluted	34,765,008	34,571,439	34,706,817	34,552,933

Earnings per common share:
– Basic	1.70	2.38	9.03	11.77
– Diluted	1.69	2.35	8.95	11.63
(1)     Includes unissued common shares related to non-forfeitable stock-based compensation.
Stock-based awards that have an anti-dilutive effect on the calculation of diluted earnings per common share are excluded from this calculation. In the periods where a loss attributable to shareholders has been incurred, all stock-based awards are anti-dilutive. For the

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
three and nine months ended September 30, 2024 and 2023, nil restricted stock units had anti-dilutive effects on the calculation of diluted earnings per common share. For the three and nine months ended September 30, 2024, nil options had anti-dilutive effects on the calculation of diluted earnings per common share. For both three and nine months ended September 30, 2023, options to acquire 7,304 of the Company's Class A common shares had anti-dilutive effects on the calculation of diluted earnings per common share.
17.    Supplemental Cash Flow Information
Total cash, cash equivalents and restricted cash are as follows:

	As at	As at	As at	As at
	September 30, 2024	December 31, 2023	September 30, 2023	December 31, 2022
	$	$	$	$
Cash and cash equivalents	462,851	365,251	227,292	180,512
Restricted cash – current (1)	667	691	691	3,714
Restricted cash – long-term (2)	—	—	—	3,135
	463,518	365,942	227,983	187,361
(1)    The Company maintains restricted cash deposits relating to FFAs (see note 8).
(2)    The Company maintained restricted cash deposits relating to obligations related to finance leases for certain vessels which were repurchased by the Company in May 2023.

Non-cash items related to operating lease right-of-use assets and operating lease liabilities are as follows:

	Nine Months Ended September 30,
	2024	2023
	$	$
Leased assets obtained in exchange for new operating lease liabilities	8,432	68,536
18.     Liquidity
Management is required to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of these unaudited consolidated financial statements. Based on the Company's liquidity as at the date these unaudited consolidated financial statements were issued, and from the expected cash flows from the Company's operations over the following year, the Company estimates that it will have sufficient liquidity to meet its minimum liquidity requirements under its financial covenants and to continue as a going concern for at least a one-year period following the issuance of these unaudited consolidated financial statements.
19.     Subsequent Events
a.In October 2024, the Company completed the sale of one Suezmax tanker for $34.0 million. The vessel and its related bunker and lube oil inventory were classified as held for sale in the unaudited consolidated balance sheet as at September 30, 2024 (see note 12).
b.In October 2024, Teekay and the Company reached an agreement related to (a) the sale to the Company of Teekay's Australian operations for a purchase price of $65.0 million plus any working capital adjustment and (b) the transfer to the Company of all of Teekay's management service companies (including the Manager) not currently owned by the Company for a purchase price equal to the working capital value of the entities being transferred. These transactions, which are subject to customary closing conditions, are expected to be completed by December 31, 2024.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
September 30, 2024
PART I - FINANCIAL INFORMATION
ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in "Item 1 – Financial Statements" of this Report on Form 6-K and with our audited consolidated financial statements contained in "Item 18 – Financial Statements" and "Management’s Discussion and Analysis of Financial Condition and Results of Operations" in "Item 5 – Operating and Financial Review and Prospects" of our Annual Report on Form 20-F for the year ended December 31, 2023.

OVERVIEW
Our business is to own and operate crude oil and product tankers, and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and full service lightering (or FSL) contracts to reduce potential downside risks. Our mix of vessels trading in the spot market or subject to fixed-term time charters will change from time to time. In addition to our core business, we also provide ship-to-ship (or STS) support services, along with our tanker commercial management and technical management operations. As at September 30, 2024, our fleet consisted of 52 vessels, including eight chartered-in vessels and one 50%-owned Very Large Crude Carrier (or VLCC). The following table summarizes our fleet as at September 30, 2024:

	Owned Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tanker (1)(2)	—	1	1
Aframax Tanker / LR2 Product Tanker (3)	1	—	1
Total Fixed-Rate Fleet	1	1	2

Spot-rate:
Suezmax Tankers (4)	25	—	25
Aframax Tankers / LR2 Product Tankers (5)(6)	17	5	22
VLCC Tanker (7)	1	—	1
Total Spot Fleet (8)	43	5	48
STS Support Vessels	—	2	2
Total Teekay Tankers Fleet	44	8	52
(1)The Suezmax tanker is currently time chartered-in for a period of 54 months expiring in June 2027 with an option to extend for one year.
(2)The charter-out contract is scheduled to expire in February 2025.
(3)The charter-out contract is scheduled to expire in May 2025.
(4)Includes one Suezmax tanker that was sold in October 2024.
(5)Four Aframax / LR2 tankers are currently time chartered-in for periods expiring in November 2024, March 2025, August 2025 and February 2026, three of which have options to extend for one year. One 2023-built Aframax / LR2 tanker is currently time chartered-in for a period expiring in January 2030 with three one-year extension option periods and a purchase option at the end of the second extension option period.
(6)Includes one Aframax / LR2 tanker that is classified as held for sale as at September 30, 2024 and is expected to be delivered to its purchaser between the fourth quarter of 2024 and first quarter of 2025.
(7)The VLCC is owned through a 50/50 joint venture (or High-Q joint venture). As at September 30, 2024, the VLCC was trading on spot voyage charters in a pooling arrangement managed by a third party.
(8)As at September 30, 2024, a total of 46 of our owned and chartered-in vessels, as well as three vessels not in our fleet and owned by third parties, were subject to revenue sharing agreements (or RSAs).
On October 1, 2024, Teekay Tankers transferred its legal domicile by changing its jurisdiction of incorporation from the Republic of the Marshall Islands to Bermuda. Following the redomiciliation, Teekay Tankers is registered with the Bermuda Registrar of Companies as an exempted company.
ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2023.

SIGNIFICANT DEVELOPMENTS IN 2024
Conflicts in the Middle East and Ukraine

Since mid-December 2023, Iran-backed Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area, ostensibly in response to the Israel-Hamas war. As a result of these attacks, many shipping companies continue to suspend transit through the Red Sea, which has affected trading patterns, rates and expenses. While it is impossible to predict how this situation will evolve in the future, we expect that the rerouting of cargos will lead to additional spot tanker rate volatility in the near term. Continued escalation or expansion of hostilities in the Middle East, interventions by other groups or nations, the imposition of economic sanctions on any major oil producing nations, disruption of shipping transit in the Straits of Hormuz or other significant trade routes, such as the Red Sea, or similar outcomes could adversely affect the tanker industry, demand for our services, our business, results of operations, financial condition and cash flows.

The ongoing conflict in Ukraine has disrupted energy supply chains, caused instability and significant volatility in the global economy and resulted in economic sanctions on Russia by several nations. The ongoing conflict has contributed significantly to related increases in spot tanker rates. Additional sanctions and executive orders have been implemented and authorities continue to actively investigate compliance with the price cap requirement. This could further impact the trade of crude oil and petroleum products, as well as the supply of Russian oil to the global market and the demand for, and price of, crude oil and petroleum products.

Please see “Item 3 - Key Information - Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 for additional information about risks to us and our business, including risks relating to political instability, terrorist or other attacks, war or international hostilities and the conflicts in Israel and Ukraine.

Senior Management Team Changes

In August 2024, we made changes to our senior management team, including the appointments of Kenneth Hvid as President and Chief Executive Officer, Brody Speers as Chief Financial Officer, and Mikkel Seidelin as Chief Commercial Officer. Messrs. Hvid and Speers also serve as Teekay’s President and CEO and CFO, respectively.

Vessel Sales

During the fourth quarter of 2023, we agreed to sell one Aframax / LR2 tanker for $23.5 million, which sale resulted in a gain on sale of $11.6 million during the nine months ended September 30, 2024. The tanker, which was classified as held for sale as at December 31, 2023, was delivered to its new owner in February 2024.

In May 2024, we agreed to sell one Aframax / LR2 tanker and one Suezmax tanker for a combined sales price of $64.8 million. Both tankers were classified as held for sale as at September 30, 2024. The Suezmax tanker was delivered to its new owner in October 2024, and the Aframax / LR2 tanker is expected to be delivered to the purchaser between the fourth quarter of 2024 and first quarter of 2025.

Vessel Sale-Leaseback Repurchases

In March 2024, we completed the repurchase of eight Suezmax tankers for a total cost of $137.0 million, pursuant to repurchase options under related sale-leaseback arrangements. Currently, the eight vessels are unencumbered.

Vessel Acquisition

In July 2024, we completed the acquisition of one 2021-built Aframax / LR2 tanker for a purchase price of $70.5 million.

Time Chartered-in Vessels

In May 2024, we extended one chartered-in contract for an Aframax / LR2 tanker for 12 months at a rate of $34,000 per day and secured an additional 12-month optional period at the same daily rate.

During the third quarter of 2024, two chartered-in Aframax / LR2 tankers were redelivered to their owners following the expiry of their time chartered-in contracts.

Time Chartered-out Vessel

During the second quarter of 2024, we entered into a one-year time charter-out contract for an Aframax / LR2 tanker at a rate of $49,750 per day which commenced at the beginning of June 2024.

Bunker Tanker Bareboat and Time Charter Agreements

In September 2024, we entered into an agreement to bareboat-in a bunker tanker for a period of four and a half years. At the same time, we entered into a commercial, technical and crew management agreement with a subsidiary of Teekay, as well as an agreement to time charter-out this bunker tanker to a third party for a corresponding period at a rate that is equal to the bareboat cost plus an operational element, which is subject to certain escalations each year. The bunker tanker is expected to deliver during the fourth quarter of 2024, at which time the various agreements will commence.

European Union Emissions Trading System (or EU ETS)

Since January 1, 2024, as part of our compliance with the EU ETS requirements, we have acquired EU allowances (or EUAs) related to greenhouse gas emissions from our vessels and those vessels subject to RSAs that trade to, from, and within the EU and European Economic Area. During the nine months ended September 30, 2024, we acquired EUAs for a cost of $4.9 million, which were recorded as indefinite-lived intangible assets. As at September 30, 2024, these intangible assets are presented as other current assets in the unaudited consolidated balance sheet as the EUAs will be surrendered within one year from the balance sheet date, and we also recorded an accrued liability of $4.8 million in relation to our obligation under EU ETS. In addition, we recorded voyage expenses of $1.5 million and $4.8 million for the three and nine months ended September 30, 2024, respectively. Please see “Item 4 – Information on the Company – B. Business Overview – Regulations” in our Annual Report on Form 20-F for the year ended December 31, 2023, as well as “Item 1 – Financial Statements: Note 1 – Basis of Presentation”, “Item 1 – Financial Statements: Note 4 – Intangible Assets” and “Item 1 – Financial Statements: Note 7 – Obligation Related to EU ETS” in this Report on Form 6-K for information about EU ETS requirements and our obligation related to EU ETS.

Purchase of Teekay's Australian Operation and Management Service Companies

In October 2024, we reached an agreement with Teekay related to the sale to us of Teekay Parent's Australian operations for a purchase price of $65.0 million plus any working capital adjustment and the transfer to us of all of Teekay Parent's management service companies (including the Manager) not currently owned by us for a purchase price equal to the working capital value of the entities being transferred. These transactions, which are subject to customary closing conditions, are expected to be completed by December 31, 2024.
RESULTS OF OPERATIONS
In accordance with GAAP, we report gross revenues in our unaudited consolidated statements of income and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated time-charter equivalent (or TCE) rates, which represent net revenues (or income from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges), which includes voyage expenses, divided by revenue days; in addition, industry analysts typically measure bulk shipping freight and hire rates in terms of TCE rates. This is because under time charter-out contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates (both of which are non-GAAP financial measures) where applicable.

Summary

Our consolidated income from operations was $293.8 million for the nine months ended September 30, 2024, compared to $423.0 million in the same period last year. The primary reasons for this decrease in income are as follows:
•a decrease of $108.9 million as a result of lower overall average realized spot TCE rates earned by our Suezmax tankers and Aframax / LR2 tankers in the first three quarters of 2024 compared to the same period in the prior year;

•a decrease of $20.1 million due to the sale of two Aframax / LR2 tankers during the fourth quarter of 2023 and the first quarter of 2024;

•a decrease of $7.1 million due to more off-hire days and off-hire bunker expenses during the first three quarters of 2024, primarily related to more scheduled dry dockings compared to the same period in the prior year;

•a decrease of $4.7 million due to an increase in restructuring charges during the first three quarters of 2024, primarily related to changes made to our senior management team; and

•a decrease of $3.6 million due to an increase in general and administrative expenses during the first three quarters of 2024, primarily resulting from higher expenditures related to compensation, benefits and payroll taxes compared to the same period in the prior year;

partially offset by:

•an increase of $11.6 million due to the gain on sale of one Aframax / LR2 tanker in the first quarter of 2024.

Details of the changes to our results of operations for the three and nine months ended September 30, 2024, compared to the three and nine months ended September 30, 2023, are provided below.

Three and Nine Months Ended September 30, 2024 versus Three and Nine Months Ended September 30, 2023

We own and operate crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time charters that are priced on a spot market basis or are short-term, fixed-rate contracts (which have original terms of less than one year), including those employed on FSL contracts. In addition, we provide STS support services, along with our tanker commercial management and technical management services.

The following table presents our results for the three and nine months ended September 30, 2024 and 2023, and includes a comparison of net revenues(1), a non-GAAP financial measure, for those periods to income from operations, the most directly comparable GAAP financial measure:

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands of U.S. Dollars, except percentage changes)	2024	2023	% Change	2024	2023	% Change
Revenues	243,278	285,858	(14.9)%	878,211	1,051,161	(16.5)%
Less: Voyage expenses	(93,984)	(113,274)	(17.0)%	(310,612)	(355,543)	(12.6)%
Net revenues(1)	149,294	172,584	(13.5)%	567,599	695,618	(18.4)%

Vessel operating expenses	(38,091)	(36,366)	4.7%	(113,942)	(112,348)	1.4%
Time-charter hire expenses	(18,465)	(19,378)	(4.7)%	(57,651)	(51,014)	13.0%
Depreciation and amortization	(23,445)	(24,565)	(4.6)%	(69,136)	(72,924)	(5.2)%
General and administrative expenses	(10,876)	(10,700)	1.6%	(38,678)	(35,087)	10.2%
Gain on sale of vessel	—	—	—%	11,601	—	—%
Restructuring charges	(5,952)	—	—%	(5,952)	(1,248)	376.9%
Income from operations	52,465	81,575	(35.7)%	293,841	422,997	(30.5)%

Interest expense	(825)	(6,440)	(87.2)%	(6,670)	(23,565)	(71.7)%
Interest income	5,772	3,119	85.1%	16,972	7,120	138.4%
Realized and unrealized gain on derivative instruments	—	—	—%	—	449	(100.0)%
Equity (loss) income	(121)	666	(118.2)%	2,152	2,916	(26.2)%
Other income (expense)	942	(82)	(1,248.8)%	1,628	(65)	(2,604.6)%
Net income before income tax	58,233	78,838	(26.1)%	307,923	409,852	(24.9)%
Income tax recovery (expense)	582	2,528	(77.0)%	2,633	(7,875)	(133.4)%
Net income	58,815	81,366	(27.7)%	310,556	401,977	(22.7)%
(1)This is a non-GAAP financial measure. Please refer to "Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations - Non-GAAP Financial Measure" for a definition and reconciliation of this non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP.

Net Revenues. Net revenues were $149.3 million and $567.6 million for the three and nine months ended September 30, 2024, respectively, compared to $172.6 million and $695.6 million for the same periods in the prior year.
The decreases for the three and nine months ended September 30, 2024 compared to the same periods in the prior year were primarily the result of:

•decreases of $11.5 million and $108.9 million for the three and nine months ended September 30, 2024, respectively, due to lower overall average realized spot rates earned by our Suezmax tankers and Aframax / LR2 tankers compared to the same periods in the prior year;

•net decreases of $7.3 million and $20.2 million for the three and nine months ended September 30, 2024, respectively, due to the sale of two Aframax / LR2 tankers during the fourth quarter of 2023 and the first quarter of 2024, as well as the redelivery of two chartered-in tankers to their owners during the third quarter of 2024, partially offset by the addition of three Aframax / LR2 chartered-in tankers that were delivered to us during the first quarter of 2023 and the acquisition of one Aframax / LR tanker that was completed in the third quarter of 2024; and

•decreases of $6.9 million and $7.1 million for the three and nine months ended September 30, 2024 respectively, due to more off-hire days related to the timing of scheduled dry dockings compared to the same period in the prior year;

partially offset by:

•an increase of $2.2 million for the nine months ended September 30, 2024 due to one extra calendar day compared to the same period in the prior year;

•an increase of $1.7 million for both three and nine months ended September 30, 2024 due to commercial claims from charterers during the third quarter of 2023;

•a net increase of $1.2 million for the nine months ended September 30, 2024 primarily due to certain vessels returning from time charter-out contracts during the first quarter of 2023 and the second quarter of 2024 and earning a higher average rate compared to the previous rate; and

•increases of $0.8 million and $3.2 million for the three and nine months ended September 30, 2024, respectively, due to a higher volume of STS support service activities compared to the same periods in the prior year.

Vessel Operating Expenses. Vessel operating expenses were $38.1 million and $113.9 million for the three and nine months ended September 30, 2024, respectively, compared to $36.4 million and $112.3 million for the same periods in the prior year.

The increases for the three and nine months ended September 30, 2024 compared to the same periods in the prior year were primarily the result of:

•increases of $2.2 million and $3.6 million for the three and nine months ended September 30, 2024, respectively, resulting from higher costs for maintenance and communication services, as well as higher compensation expenditures for ship management; and

•an increase of $0.7 million for the nine months ended September 30, 2024 related to higher costs for insurance and crew-related expenditures;

partially offset by:

•net decreases of $0.3 million and $2.6 million for the three and nine months ended September 30, 2024, respectively, resulting from the sale of two Aframax / LR2 tankers during the fourth quarter of 2023 and the first quarter of 2024, as well as the acquisition of one Aframax / LR2 vessel in the third quarter of 2024.

Time-charter Hire Expenses. Time-charter hire expenses were $18.5 million and $57.7 million for the three and nine months ended September 30, 2024, respectively, compared to $19.4 million and $51.0 million for the same periods in the prior year.

The fluctuations for the three and nine months ended September 30, 2024 compared to the same periods in the prior year were primarily the result of:

•a decrease of $1.6 million for both three and nine months ended September 30, 2024 resulting from the redelivery of two chartered-in tankers to their owners during the third quarter of 2024;

•increases of $0.9 million and $2.9 million for three and nine months ended September 30, 2024, respectively, resulting from an increase in daily hire rates for certain Aframax / LR2 tankers after extending their chartered-in contracts during the second half of 2023 and first half of 2024;

•an increase of $4.2 million for nine months ended September 30, 2024 resulting from the addition of three Aframax / LR2 chartered-in tankers that were delivered to us during the first quarter of 2023; and

•an increase of $1.1 million for nine months ended September 30, 2024 due to more hire days for chartered-in tankers during the first three quarters of 2024 resulting from the timing of scheduled dry dockings.

Depreciation and Amortization. Depreciation and amortization was $23.4 million and $69.1 million for the three and nine months ended September 30, 2024, respectively, compared to $24.6 million and $72.9 million for the same periods in the prior year. The decreases were primarily due to one Aframax / LR2 tanker and one Suezmax tanker being classified as held for sale since the first quarter of 2024, as well as the sale of two Aframax / LR2 tankers during the fourth quarter of 2023 and first quarter of 2024, partially offset by the acquisition of one Aframax / LR2 tanker that was completed in the third quarter of 2024.
General and Administrative Expenses. General and administrative expenses were $10.9 million and $38.7 million for the three and nine months ended September 30, 2024, respectively, compared to $10.7 million and $35.1 million for the same periods in the prior year. The increase for the nine months ended September 30, 2024 was primarily due to higher expenditures related to compensation, benefits and payroll taxes.
Gain on Sale of Vessel. The gain on sale of vessel of $11.6 million for the nine months ended September 30, 2024 was related to the sale of one Aframax / LR2 tanker in February 2024.
Restructuring Charges. Restructuring charges were $6.0 million for the three and nine months ended September 30, 2024, respectively, compared to $nil and $1.2 million for the same periods in the prior year. The restructuring charges for the three and nine months ended September 30, 2024 were related to changes made to our senior management team. The restructuring charges for the nine months ended September 30, 2023 were related to organizational changes made to our commercial and technical operations teams.
Interest Expense. Interest expense was $0.8 million and $6.7 million for the three and nine months ended September 30, 2024, respectively, compared to $6.4 million and $23.6 million for the same periods in the prior year. The decreases were primarily due to the repurchase of 11 Aframax / LR2 tankers and 16 Suezmax tankers during 2023 and the first quarter of 2024, all of which were previously held under sale-leaseback arrangements.

Interest Income. Interest income was $5.8 million and $17.0 million for the three and nine months ended September 30, 2024, respectively, compared to $3.1 million and $7.1 million for the same periods in the prior year. The increases were primarily due to interest income earned on higher cash balances.
Realized and Unrealized Gain on Derivative Instruments. Realized and unrealized gains on derivative instruments were $nil for the three and nine months ended September 30, 2024, respectively, compared to $nil and $0.4 million for the same periods in the prior year.
From time to time, we enter into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce our exposure to interest rate variability on our outstanding floating-rate debt. During 2023, we terminated our interest rate swap agreement that we entered into in March 2020. As at September 30, 2024, we were not committed to any interest rate swap agreements.
During the nine months ended September 30, 2023, we recognized a realized gain of $4.2 million and an unrealized loss of $3.7 million under a now-terminated interest rate swap agreement.
Equity (Loss) Income. Equity loss and equity income were $0.1 million and $2.2 million for the three and nine months ended September 30, 2024, respectively, compared to equity income of $0.7 million and $2.9 million for the same periods in the prior year. The decreases for the three and nine months ended September 30, 2024 were primarily due to lower spot rates realized by our 50% ownership interest in a VLCC, which has been trading in a third-party managed VLCC pooling arrangement, as well as off-hire days resulting from repairs completed in the third quarter of 2024.
Other Income (Expense). Other income was $0.9 million and $1.6 million for the three and nine months ended September 30, 2024, respectively, compared to other expense of $82.0 thousand and $65.0 thousand for the same periods in the prior year. The fluctuations for the three and nine months ended September 30, 2024 were primarily due to a recovery related to the settlement of a claim in the third quarter of 2024 and premiums paid in relation to the repurchase of certain vessels previously under sale-leaseback arrangements during the first three quarters of 2023, partially offset by changes in foreign currency exchange rates related to our accrued tax and working capital balances.
Income Tax Recovery (Expense). Income tax recovery was $0.6 million and $2.6 million for the three and nine months ended September 30, 2024, respectively, compared to income tax recovery and income tax expense of $2.5 million and $7.9 million, respectively, for the same periods in the prior year. The fluctuations were primarily due to a reversal of, and a lower accrual for, certain freight tax liabilities based on an assessment of our tax position for certain jurisdictions, a higher recovery related to the expiry of the limitation period in a certain jurisdiction, as well as changes in vessel trading activities. For additional information, please read "Item 1 – Financial Statements: Note 15 - Income Tax Recovery (Expense) " of this report.

Tanker Market
Mid-size crude tanker spot rates fell seasonally during the third quarter of 2024, but remained well above long-term average levels. Lower crude oil export volumes due to seasonal and various short-term factors led to reduced tanker tonne-mile demand through the summer, while the onset of autumn refinery maintenance also impacted demand towards the end of the quarter. However, crude tanker spot rates have firmed at the start of the fourth quarter of 2024, in line with seasonal norms, and we expect rates to remain well supported through the winter.
Seaborne crude oil trade flows declined by approximately 1 million barrels per day (or mb/d) during the third quarter of 2024. OPEC+ supply cuts continued to weigh on volumes from the Middle East, compounded by reduced exports from Saudi Arabia as more oil was used domestically for power generation. Lower exports from the North Sea and Brazil due to offshore oilfield maintenance and lower volumes from the U.S. Gulf due to adverse weather and high domestic demand also weighed on crude tanker demand. Finally, volumes from Libya declined during September as a dispute between the two regional governments cut exports in half. However, most of these supply issues seem to be in the process of being resolved, and we expect a steady increase in seaborne crude oil trade volumes through the remainder of the year which, coupled with normal seasonal weather delays, should support crude tanker spot rates in the coming months.
Global oil demand is projected to grow by 1.2 mb/d in 2024 and 1.3 mb/d in 2025 as per the average of forecasts from the International Energy Agency (or IEA), the U.S. Energy Information Administration (or EIA) and OPEC. This is lower than last quarter’s forecast, primarily due to lower-than-expected Chinese oil demand. However, the Chinese government recently announced an economic stimulus package which could lead to a recovery in local oil demand and, therefore, increases in crude oil import volumes by China.
Oil supply from non-OPEC+ countries is projected to increase by 1.5 mb/d in both 2024 and 2025 as per the IEA, with the majority of growth led by the United States, Brazil, Guyana, and Canada. Export growth from Canada is being supported by the commencement in May 2024 of operations of the Trans Mountain Pipeline Expansion (or TMX), which has averaged around 20 Aframax loadings per month, with volumes largely flowing to the U.S. West Coast and Asia. In addition to higher non-OPEC+ supply, volumes from the OPEC+ group could rise from December 2024 onwards as the group has announced plans to start unwinding 2.2 mb/d of voluntary production cuts over the course of the next 12 months, although the pace of the unwind will likely depend on future oil demand and price developments.
Geopolitical events continue to shape crude oil trade flows, particularly in the Middle East where ongoing attacks on shipping in the Red Sea region are causing a large number of tankers, particularly in the product sector, to divert around the Cape of Good Hope, thereby adding to voyage distances and boosting tanker tonne-mile demand. Recent events in the Middle East have the potential to further destabilize the region, which could impact oil production and shipping should they escalate. The full effects of any such disruption are uncertain, but they have the potential to further add to tanker market volatility in the near term.

2024 remains on track to be one of the lowest years for new tanker deliveries in recent history, with just 5.3 million deadweight tons (or mdwt) delivered during the first nine months of the year. Deliveries are set to increase in 2025 and 2026 due to new vessel orders placed over the past 18-24 months; however, at just under 13% of the existing fleet, the global orderbook is still well below the long-term average of around 20%. Furthermore, forward orderbook cover at the major shipyards currently stretches three years or more with a lack of available shipyard capacity until the second half of 2027. In addition, the global tanker fleet continues to get older, with the average age of the tanker fleet currently at its highest level since 2002. We believe the combination of a modest orderbook, limited shipyard capacity, and an aging fleet should ensure that tanker fleet growth remains at relatively low levels over the next two to three years.
In sum, we expect a period of firm tanker rates in the coming months due to an anticipated rebound in global seaborne crude oil trade volumes and normal seasonality through the winter. We believe that the medium-term outlook continues to look positive due to supportive tanker demand and supply fundamentals, with geopolitical events adding a further layer of volatility.

Fleet and TCE Rates

As at September 30, 2024, we owned 43 double-hulled oil and product tankers and time chartered-in five Aframax / LR2 tankers, one Suezmax tanker and two STS support vessels. We also owned a 50% interest in one VLCC, the results of which are included in equity income.
The following table highlights the operating performance of our time-charter vessels and spot vessels subject to the RSAs and on voyage charters, measured in net voyage revenue per revenue day, or TCE rates, before off-hire bunker expenses:

	Three Months Ended September 30, 2024
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$114,111	$(50,447)	$1,591	$65,255	2,103	$31,024
Voyage-charter contracts - Aframax / LR2 (4)	$117,554	$(44,049)	$329	$73,834	2,058	$35,876
Time charter-out contracts - Suezmax	$3,654	$(193)	$(10)	$3,451	92	$37,513
Time charter-out contracts - Aframax / LR2	$4,531	$(11)	$—	$4,520	92	$49,123
Total	$239,850	$(94,700)	$1,910	$147,060	4,345	$33,842
(1)Excludes $2.8 million of revenues related to our STS support services operations, $0.3 million of bunker commissions earned, and $0.3 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs.
(2)Includes $0.7 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per Revenue Day.
(4)Includes $3.4 million of revenues and $1.8 million of voyage expenses related to our FSL operations, which includes $0.7 million of operating expenses referenced in note (2) above related to FSL operations.

	Three Months Ended September 30, 2023
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$136,500	$(58,067)	$256	$78,689	2,251	$34,954
Voyage-charter contracts - Aframax / LR2 (4)	$138,274	$(57,148)	$1,400	$82,526	2,256	$36,579
Time-charter out contracts - Suezmax	$3,657	$(202)	$(4)	$3,451	92	$37,513
Time charter-out contracts - Aframax / LR2	$4,462	$(117)	$6	$4,351	92	$47,288
Total	$282,893	$(115,534)	$1,658	$169,017	4,691	$36,028
(1)Excludes $2.0 million of revenues related to our STS support services operations, $0.5 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, and $0.4 million of bunker commissions earned.
(2)Includes $2.2 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include an expense related to a claim from a charterer in relation to a mechanical issue on one vessel and off-hire bunker expenses, which are excluded from Average TCE per Revenue Day.
(4)Includes $9.8 million of revenues and $8.8 million of voyage expenses related to our FSL operations, which includes $2.2 million of operating expenses referenced in note (2) above related to FSL operations.

	Nine Months Ended September 30, 2024
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$431,355	$(165,501)	$2,948	$268,802	6,514	$41,264
Voyage-charter contracts - Aframax / LR2 (4)	$417,225	$(148,428)	$955	$269,752	6,297	$42,838
Time charter-out contracts - Suezmax	$10,777	$(512)	$(9)	$10,256	274	$37,513
Time charter-out contracts - Aframax / LR2	$7,578	$(72)	$5	$7,511	154	$48,748
Total	$866,935	$(314,513)	$3,899	$556,321	13,239	$42,022
(1)Excludes $8.5 million of revenues related to our STS support services operations, $1.6 million of bunker commissions earned, and $1.1 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs.
(2)Includes $3.9 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per Revenue Day.
(4)Includes $36.2 million of revenues and $16.1 million of voyage expenses related to our FSL operations, which includes $3.9 million of operating expenses referenced in note (2) above related to FSL operations.

	Nine Months Ended September 30, 2023
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$527,991	$(193,623)	$625	$334,993	6,769	$49,489
Voyage-charter contracts - Aframax / LR2 (4)	$491,493	$(169,602)	$2,446	$324,337	6,404	$50,644
Time-charter out contracts - Suezmax	$10,717	$(444)	$(32)	$10,241	273	$37,513
Time charter-out contracts - Aframax / LR2	$12,407	$(293)	$8	$12,122	290	$41,802
Total	$1,042,608	$(363,962)	$3,047	$681,693	13,736	$49,627
(1)Excludes $5.3 million of revenues related to our STS support services operations, $1.9 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, and $1.3 million of bunker commissions earned.
(2)Includes $8.4 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses and an expense related to a claim from a charterer in relation to a mechanical issue on one vessel, which are excluded from Average TCE per Revenue Day.
(4)Includes $55.7 million of revenues and $31.1 million of voyage expenses related to our FSL operations, which includes $8.4 million of operating expenses referenced in note (2) above related to FSL operations.
LIQUIDITY AND CAPITAL RESOURCES
Sources and Uses of Capital

We generate cash flows primarily from chartering out our vessels. We employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and FSL contracts to reduce potential downside risks. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus may impact our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. However, there can be other factors that override typical seasonality, such as global oil trade routes and tonne-mile demand being impacted by Russia's invasion of Ukraine. While exposure to the volatile spot market is the largest potential cause for changes in our net operating cash flow from period to period, variability in our net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, the average number of vessels in service, including chartered-in vessels, and vessel acquisitions or vessel dispositions, among other factors. The number of vessel dry dockings varies each period depending on vessel maintenance schedules.

Our other primary sources of cash are long-term bank borrowings, lease or equity financings, and the proceeds from the sales of our older vessels.

As of September 30, 2024, we have one credit facility, our 2023 Revolver, and we had no vessels subject to financing leases. Our 2023 Revolver is described in "Item 1 – Financial Statements: Note 5 - Long-Term Debt" of this report. Our 2023 Revolver contains covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. Our 2023 Revolver requires us to maintain certain financial covenants. The terms of and compliance with these financial covenants are described in further detail in "Item 1 – Financial Statements: Note 5 - Long-Term Debt" of this report. If we do not meet these financial or other covenants, the lenders may declare our obligations under the agreement immediately due and payable and terminate any further loan commitments, which depending upon our other liquidity at the time, could significantly affect our short-term liquidity requirements. As at September 30, 2024, we were in compliance with all covenants under our 2023 Revolver. Our 2023 Revolver requires us to make interest payments based on SOFR plus a margin. Depending upon the amount of our floating-rate credit facility and balances from time to time, significant increases in interest rates could adversely affect our results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. As at September 30, 2024, we were not committed to any interest rate swap agreements.

Our primary uses of cash include the payment of operating expenses, dry-docking expenditures, costs associated with modifications to our vessels, funding our other working capital requirements, dividend payments on our common shares, repurchase of our common shares under our share repurchase program, providing funding to our equity-accounted joint venture from time to time, debt servicing costs, as well as scheduled repayments of long-term debt. In addition, we may use cash to acquire new or second-hand vessels. The timing of the acquisition of vessels depends on a number of factors, including newbuilding prices, second-hand vessel values, the age, condition and size of our existing fleet, the commercial outlook for our vessels and other considerations. As such, vessel acquisition activity may vary significantly from year-to-year.

Cash Flows

The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Nine Months Ended September 30,
	2024	2023
(in thousands of U.S. Dollars)	$	$
Net cash flow provided by operating activities	384,344	493,715
Net cash flow used for financing activities	(237,643)	(451,018)
Net cash flow used for investing activities	(49,125)	(2,075)

Net Operating Cash Flow
The $109.4 million decrease in net operating cash flow for the nine months ended September 30, 2024, compared to the same period in 2023 was primarily due to:

•a net decrease of $114.1 million in cash inflows primarily due to lower operating earnings during the first three quarters of 2024 resulting from lower average realized spot tanker rates, the sale of two Aframax / LR2 tankers during the fourth quarter of 2023 and the first quarter of 2024, as well as more off-hire days related to the timing of scheduled dry dockings, partially offset by lower interest expense resulting from the repurchase of 27 tankers during 2023 and the first quarter of 2024, all of which were previously held under sale-leaseback arrangements, as well as higher interest income; and

•an increase of $13.4 million in cash outflows related to expenditures for dry-docking activities during the first three quarters of 2024 compared to the same period of the prior year;

partially offset by:

•a decrease of $18.2 million in cash outflows related to changes in net working capital during the first three quarters of 2024.

Net Financing Cash Flow
Net cash flow used for financing activities decreased by $213.4 million for the nine months ended September 30, 2024, compared to the same period in 2023. The decrease was primarily due to:

•a decrease of $250.9 million in cash outflows primarily due to a decrease in prepayments and scheduled repayments on our finance lease obligations resulting from the repurchase of eight Suezmax tankers under their previous sale-leaseback financing agreements in the first three quarters of 2024 compared to the repurchase of eight Suezmax tankers and 11 Aframax / LR2 tankers in the first three quarters of 2023;

•a decrease of $4.5 million in cash outflows due to debt issuance costs paid in relation to the setup of the 2023 Revolver that was entered during the first three quarters of 2023; and

•an increase of $2.9 million in cash inflows due to proceeds received upon the exercise of stock options during the first three quarters of 2024;

partially offset by:

•an increase of $43.2 million in cash outflows due to cash dividends on our common shares paid during the first three quarters of 2024.

Net Investing Cash Flow
Net cash flow used for investing activities increased by $47.1 million for the nine months ended September 30, 2024, compared to the same period in 2023. The increase was primarily due to:

•an increase of $70.5 million in cash outflows resulting from the acquisition of one Aframax / LR2 tanker during the first three quarters of 2024; and

•a decrease of $1.4 million in cash inflows resulting from a partial loan repayment from our equity-accounted joint venture during the first three quarters of 2024 compared to the same period in the prior year;

partially offset by:

•an increase of $23.4 million in cash inflows resulting from net proceeds received from the sale of one Aframax / LR2 tanker during the first three quarters of 2024; and

•a decrease of $1.4 million in cash outflows resulting from lower capital expenditures during the first three quarters of 2024.

Liquidity
Our primary sources of liquidity are cash and cash equivalents, net operating cash flow, our undrawn credit facility, and capital raised through financing transactions. The primary objectives of our cash management policy are to preserve capital, to ensure that cash investments can be sold readily and efficiently, and to provide an appropriate return. The nature and extent of amounts that can be borrowed under our 2023 Revolver are described in "Item 1 – Financial Statements: Note 5 - Long-Term Debt" of this report.

For information on our dividend policy and share repurchase program, please see "Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" in "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2023.

Our total consolidated liquidity, including cash, cash equivalents and undrawn credit facility, increased by $63.7 million during the nine months ended September 30, 2024 from $687.1 million as at December 31, 2023 to $750.8 million as at September 30, 2024. The net increase during the nine months ended September 30, 2024 was primarily a result of the following events or changes during the first three quarters of 2024: $384.3 million of net operating cash inflow during the first three quarters of 2024; $23.4 million received from the sale of one Aframax / LR2 tanker; $2.9 million of proceeds received upon the exercise of stock options; and $2.5 million of loan repayments from our equity-accounted joint venture; partially offset by a $137.0 million payment for the repurchase of eight Suezmax tankers that were previously under sale-leaseback arrangements; $94.2 million of cash dividends paid on our common shares; $70.5 million paid for the acquisition of one Aframax / LR2 tanker; $33.9 million of reduction in the borrowing capacity of our 2023 Revolver; $5.2 million of scheduled repayments of obligations related to finance leases; and $4.5 million of expenditures for capital upgrades for vessels and equipment.

We anticipate that our liquidity at September 30, 2024, combined with cash we expect to generate during the 12 months following the date of this report, will be sufficient to meet our cash requirements for at least the one-year period following the date of this report.

Our 2023 Revolver matures in May 2029, and there was no amount outstanding under the facility as at September 30, 2024. Our ability to refinance our 2023 Revolver will depend upon, among other things, the estimated market value of our vessels, our financial condition and the condition of credit markets at such time. In addition, as at September 30, 2024, we did not have any capital commitments related to the acquisition of new or second-hand vessels. However, approximately 50% of our fleet is currently aged 15 years and older, and we may continue the process of fleet renewal in the coming years. We expect that any fleet renewal expenditures will be funded using the undrawn revolving credit facility, cash on hand and new financing arrangements, including bank borrowings, finance leases and, potentially, the issuance of debt and equity securities.

The following table summarizes our other contractual obligations as at September 30, 2024:

(in millions of U.S. Dollars)	Total	12 Months Following September 30, 2024	Remainder of 2025	2026	2027	2028	Beyond 2028
U.S. Dollar-Denominated Obligations
Chartered-in vessels (operating leases) (1)(2)	109.9	51.3	8.1	21.1	13.5	8.5	7.4
Total	109.9	51.3	8.1	21.1	13.5	8.5	7.4
(1)Excludes payments required if we exercise options to extend the terms of chartered-in leases signed as of September 30, 2024.
(2)Includes one bunker tanker expected to be delivered to us in the fourth quarter of 2024 under a four and a half year bareboat-in contract.
Other risks and uncertainties related to our liquidity include changes to income tax legislation or the resolution of uncertain tax positions relating to freight tax liabilities as outlined in "Item 1 – Financial Statements: Note 15 - Income Tax Recovery (Expense)" of this report, which could have a significant financial impact on our business, which we cannot predict with certainty at this time. In addition, as at September 30, 2024, the High-Q joint venture had a loan outstanding with a financial institution with a balance of $17.8 million, and we guarantee 50% of the outstanding loan balance. Finally, existing or future climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. The inclusion of the maritime industry in the EU ETS as of January 1, 2024, requires us to acquire allowances related to our greenhouse gas emissions as outlined in "Item 1 – Financial Statements: Note 1 – Basis of Presentation”, “Item 1 – Financial Statements: Note 4 – Intangible Assets” and “Item 1 – Financial Statements: Note 7 – Obligation Related to EU ETS” of this report. In addition, increased regulation of greenhouse gases may, in the long-term, lead to reduced demand for oil and reduced demand for our services.
CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2023. There have been no significant changes to these estimates and assumptions for the nine months ended September 30, 2024.

NON-GAAP FINANCIAL MEASURE

Net Revenues

Net revenues is a non-GAAP financial measure. Consistent with general practice in the shipping industry, we use “net revenues” (defined as income from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Since under time charters the charterer pays the voyage expenses, whereas under voyage charters, the ship-owner pays these expenses, we include voyage expenses in net revenues. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates to them. As a result, although revenues from different types of contracts may vary, the net revenues are comparable across the different types of contracts. We principally use net revenues because it provides more meaningful information to us than income from operations, the most directly comparable GAAP financial measure. Net revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net revenues with income from operations.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of U.S. Dollars)	2024	2023	2024	2023
Income from operations	52,465	81,575	293,841	422,997
Add (subtract) specific items affecting income from operations:
Vessel operating expenses	38,091	36,366	113,942	112,348
Time-charter hire expenses	18,465	19,378	57,651	51,014
Depreciation and amortization	23,445	24,565	69,136	72,924
General and administrative expenses	10,876	10,700	38,678	35,087
Gain on sale of vessel	—	—	(11,601)	—
Restructuring charges	5,952	—	5,952	1,248
Net revenues	149,294	172,584	567,599	695,618

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three and nine months ended September 30, 2024 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets and the volatility of such markets;
•forecasts of worldwide tanker fleet growth or contraction;
•estimated changes in global oil demand and supply;
•future tanker rates and OPEC+ oil production or oil supply levels, and the impact of the OPEC+ group unwinding voluntary production cuts anticipated to start in October 2024;
•the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks;
•timing of and our expectations regarding vessel acquisitions and deliveries, vessel refinancing, tanker contracts and potential fleet renewal;
•general domestic and international political conditions and geopolitical conflicts;
•the impact of conflict in the Middle East, including the Israel-Hamas war and the ongoing attacks on vessels in the Red Sea areas, or the Russia-Ukraine war on the economy, our industry and our business, including as the result of sanctions, import restrictions and other related actions, and the persistence of altered trade patterns;
•the effect on typical seasonal variations in tanker rates;
•the impact on us and the shipping industry of environmental regulations, liabilities and developments, including climate change;
•the impact on us and the maritime industry of being included in the EU ETS;
•our liquidity needs for the upcoming 12 months, including anticipated funds and sources of financing for liquidity and capital expenditure needs, and the sufficiency of cash flows and other sources of liquidity;
•our expectations regarding the reference rates and the covenants in our financing agreements, including the potential effects of financial covenants or restrictions;
•the impact of recent accounting pronouncements on our consolidated financial statements and related disclosures;
•our expectations regarding, and our accounting estimates and the level of expected changes in our provisions for uncertain tax positions relating to freight taxes in the next 12 months;
•our dividend policy and the declaration or payment of any future dividends on our common shares, and our share repurchase program and any future repurchases completed pursuant to such program;
•the occurrence and timing of the completion of the sale to us by Teekay of its Australian operations and the Manager and other management services companies currently owned by Teekay; and
•expected interest payments on our contractual obligations and the impact on our payment obligations if we exercise options to extend chartered-in leases.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements, which involve risks and uncertainties. Important factors that could cause actual results to differ materially include, but are not limited to: spot tanker market rate fluctuations; changes in vessel values; changes in price, the production of or demand for oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or lower than expected levels of tanker scrapping; non-OPEC+ and OPEC+ production and supply levels; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations, including those that may further regulate greenhouse gas emissions, including the recent inclusion of the maritime industry in the EU ETS; the potential for early termination of charter contracts and our potential inability to renew or replace charter contracts; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; the Company’s and Teekay's ability to satisfy the customary closing conditions related to the sale and purchase of Teekay’s Australian operations and management services companies currently owned by Teekay; our potential inability to meet our liquidity needs; our future capital expenditure requirements; changes in interest rates and the capital markets; changes in our costs, such as the cost of crews, dry-docking expenses and associated off-hire days; dry-docking delays; the impact of geopolitical tensions and conflicts, including the Israel-Hamas war, the Russia-Ukraine war and related sanctions, import and other restrictions; changes in global economic conditions; our levels of available cash and cash reserves and the declaration of any future dividends by our Board of Directors; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2023. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
September 30, 2024
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3 – Key Information - Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, which could materially affect our business, financial condition or results of operations, the price and value of our securities and our ability to pay dividends on our common shares.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3 – Defaults Upon Senior Securities
None.
Item 4 – Mine Safety Disclosures
N/A.
Item 5 – Other Information
N/A.
Item 6 – Exhibits
N/A.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE COMPANY:
•REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-282449) FILED WITH THE SEC ON OCTOBER 1, 2024.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date:	November 1, 2024	By:	/s/ Brody Speers
Brody Speers Chief Financial Officer (Principal Financial and Accounting Officer)